Mail Stop 4561

February 1, 2007

Marlene Laveman
Orange REIT, Inc.
78 Okner Parkway
Livingston, NJ  07039

**Re:    Orange REIT, Inc.**
       **Amendment No. 2 to Form S-11**
       **Filed January 17, 2007**
       **File No. 333-131677**

Dear Ms. Laveman:

        We have reviewed your filing and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.  After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

        All page numbers refer to the marked courtesy copy of the registration statement that you provided to us.

Redemption of Shares, page 52

1.      We note your response to comment 6.  Please note that we may not be in a position to declare this registration statement effective until the requested relief from Regulation M and the tender offer rules has been granted.

Certain Relationships and Related Transaction, page 86

2.      Please provide updated related party transaction disclosure in accordance with Item 404(b) of Regulation S-K.  Please note that Item 404 of Regulation S-K has been revised.  Refer to Securities Act Release No. 33-8732 (published August 29, 2006).

Exhibits

3.      Please file as an exhibit the agreement between the advisor and Mr. Cooper, your president, relating to the payments described on page 79.

As appropriate, please amend your registration statement in response to these comments.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement.  Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.  Please provide this request at least two business days in advance of the requested effective date.

You may contact Wilson Lee, Accountant, at (212) 551-3468 or Jorge Bonilla, Senior Accountant, at (202) 551-3414 if you have questions regarding comments on the financial statements and related matters.  Please contact David Roberts, Attorney-Advisor, at (202) 551-3856 or the undersigned at (202) 551-3852 with any other questions.

Sincerely,

Michael McTiernan
Special Counsel

cc:     Jeffrey E. Jordan, Esq. (*via facsimile*)
        Arent Fox PLLC